UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resolution for the Cancellation of Treasury Shares

On February 6, 2026, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) resolved to cancel 6,269,592 shares of its common stock. The details are as follows:

1. Class and number of shares to be retired	Common stock	6,269,592
	Different classes of stocks	—
2. Total number of shares issued	Common stock	734,076,320
	Different classes of stocks	—
3. Par value per share (KRW)		5,000
4. Estimated amount of shares to be cancelled (KRW)		200,000,000,000
5. Scheduled period of acquisition of treasury shares for cancellation	Start date	2/10/2026
	End date	6/10/2026
6. Method of acquisition of shares to be cancelled		Miscellaneous
7. Scheduled date of cancellation		—
8. Date of board resolution (decision date)		2/6/2026
- Attendance of independent directors	Present (No.)	7
	Absent (No.)	0

Other Considerations :

•	The cancellation of shares above is conducted in accordance with Article 343, Paragraph 1 of the Korean Commercial Code.

•

The cancellation of these shares constitutes the cancellation of treasury shares acquired pursuant to a resolution of the board of directors within the limits of profits available for dividends, and as such, there will be no reduction in the paid-in capital of Woori Financial Group, although the total number of shares issued will decrease.

•

The item “4. Estimated amount of shares to be cancelled (KRW)” above is calculated based on the estimated retirement amount resolved through the meeting of the board of directors held on the date hereof.

•

Regarding items “6. Method of acquisition of shares to be cancelled” and “7. Scheduled date of cancellation” above, Woori Financial Group plans to cancel all of its acquired treasury shares upon the completion of its acquisition through a trust agreement. For further details on the acquisition of treasury shares, please refer to our report on Form 6-K titled “Resolution to Enter into a Trust Agreement of Treasury Shares” dated February 6, 2026.

•

Regarding item “7. Scheduled date of cancellation” above, Woori Financial Group intends to cancel all acquired shares after completing the acquisition. Woori Financial Group plans to coordinate with the relevant parties and provide a further update in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 6, 2026	By:	/s/ Seong Min Kwak
(Signature)
Name: Seong Min Kwak
Title: Deputy President